Exhibit 99.2

PACIFIC HARBOUR CAPITAL LTD.
#1502 – 543 Granville Street
Vancouver, BC, V6C 1X8
Telephone: (604) 697-0687

INFORMATION CIRCULAR

(containing information as at August 26, 2010, unless otherwise stated)

SOLICITATION OF PROXIES

This Information Circular (this "Circular") is furnished in connection with the solicitation of proxies by the Management of PACIFIC HARBOUR CAPITAL LTD. (the "Company"), for use at the Annual General and Special Meeting (the "Meeting") of the Shareholders of the Company to be held on Monday, the 27th day of September, 2010, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.

APPOINTMENT AND REVOCATION OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS/HER NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, ON OR BEFORE 5:00 P.M., PACIFIC STANDARD TIME ON WEDNESDAY, SEPTEMBER 22, 2010.

The Instrument of Proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a Corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a Corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairperson of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxy holder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than two thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the common shares on how to vote such shares on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications ("Broadridge"). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote common shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such common shares are voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized capital consists of 100,000,000 common shares and 100,000,000 preferred shares. As at August 26, 2010, the Company has 47,247,703 Common Shares issued and outstanding, each share carrying the right to one vote.

Any shareholder of record at the close of business on August 26, 2010 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, no person or companies beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

In accordance with the provisions of applicable securities legislation, the individuals set out in the table below were the Company’s "Named Executive Officer(s)" during the financial year ended March 31, 2010.

Definitions: For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the company’s security was last sold, on the applicable date,

(i)	in the security’s principal marketplace in Canada, or

(ii)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "Named Executive Officer" means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

"NI 52-107" means National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

COMPENSATION DISCUSSION AND ANALYSIS

Each executive officer receives a base salary, which constitutes the largest share of the officer's compensation package. Base salary is recognition for discharging job responsibilities and reflects the officer’s performance over time, as well as that individual’s particular experience and qualifications. An officer’s base salary is reviewed by the Board of Directors on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years. Officers are also eligible to receive discretionary bonuses as determined by the Board of Directors based on each officer’s responsibilities, his achievement of corporate objectives and the Company’s financial performance.

In addition, officers are eligible under the Company's Stock Option Plan (the "Stock Option Plan") to receive grants of stock options. The Stock Option Plan is an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Common Shares over a stated period of time. The Stock Option Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value. The size of stock option grants to officers is dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be key to its long-term success.

The following table sets out certain information respecting the compensation paid to Named Executive Officers of the Company for the financial years ended March 31, 2010, 2009 and 2008.

Summary Compensation Table

Name and principal position ($) (a)	Year (b)	Salary ($) (c)	Share- based Awards ($) (d)	Option- based Awards(1) ($) (e)	Non-equity Incentive Plan Compensation ($) (f)		Pension Value ($) (g)	All other Compensa -tion ($) (h)(1)	Total Compensa -tion ($) (i)
					Annual Incentive Plans(2) (f1)	Long- term Incentive Plans (f2)
Thomas Pressello CEO & President	2010	Nil	Nil	Nil	Nil	Nil	Nil	$24,000	$24,000
	2009	Nil	Nil	Nil	Nil	Nil	Nil	$24,000	$24,000
	2008	Nil	Nil	Nil	Nil	Nil	Nil	$24,000	$24,000

(1)	These consulting fees were paid to Equation Consulting Ltd., a private B.C. Company whose shares are held by the Pressello Trust of which Thomas Pressello is a beneficiary and trustee.

INCENTIVE PLAN AWARDS

Common Share Purchase Plan

The Company has in effect its Stock Option Plan (the "Plan") in order to provide effective incentives to directors, officers, senior management personnel and employees of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company's Shareholders. The Company has no equity compensation plans other than the Plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the Named Executive Officers and which were outstanding at year end:

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money- options ($) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Thomas Pressello President & CEO	352,014	$0.24	June 15, 2012	Nil(1)	Nil(2)	Nil

(1)

"In-the-money options" are calculated based on the difference between the market value of the Common Shares underlying the options at the end of the most recently completed financial year and the exercise price of the stock option. The last trading price of the Common Shares on the TSXV as of March 31, 2010 was $0.12 per share.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value vested or earned during the year ended March 31, 2010 in respect of incentive awards to the Named Executive Officers:

Name	Option-based awards– Value vested during the year ($)	Share-based awards– Value vested during the year ($)	Non-equity incentive plan compensation–Value earned during the year ($)
Thomas Pressello	Nil	N/A	N/A

NARRATIVE DISCUSSION

The only plan based award program that the Company currently operates with is its 2002 Stock Option Plan. The Company’s current 20% Fixed Stock Option Plan was approved by its shareholders at an annual general meeting held on September 19, 2002. The purpose of the Plan is to advance the interests of the Company, through the grant of options, by (1) providing an incentive mechanism to foster the interest of directors, officers, employees and consultants in the success of the Company; (2) encouraging directors, officers, employees and consultants to remain with the Company; and (3) attracting new directors, officers, employees and consultants.

(a)

The Plan is administered by the Board or any committee established by the Board for the purpose of administering the Plan, and options granted are approved by either the Board or the Compensation Committee. It is the responsibility of the granting party to determine:

(b)	persons entitled to receive the option grant;

(c)	the number of options to be granted;

(d)	the exercise price, which shall not be less than market price for the Company’s common shares at the date of grant;

(e)	an expiry date of no more than ten (10) years after the date of the grant; and

(f)	the manner, if any, in which the option shall vest and become exercisable.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has no compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive any compensation in connection with any termination (whether voluntary or involuntary), retirement, change in control of the Company or a change of their responsibilities following a change of control from the Company.

DIRECTOR COMPENSATION TABLE

The following table sets forth particulars of all compensation paid to directors who were not named executive officers during the year ended March 31, 2010:

Name (a)	Fees Earned ($) (b)	Share- based Awards ($) (c)	Option-based Awards(1) ($) (d)	Non-equity Incentive Plan Compensation ($) (e)	Pension Value ($) (f)	All other Compensation ($) (g)	Total ($) (i)
Michael Reynolds	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Raffa	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors, with the exception of granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the directors who were not Named Executive Officers and which were outstanding at March 31, 2010:

Option-Based Awards					Share-Based Awards
Name	Number of Securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in- the-money- options ($) (e)	Number of share or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Michael Reynolds	352,014	$0.24	Dec. 7, 2010	Nil(1)	Nil(2)	Nil
David Raffa	125,000	$0.24	Dec. 7, 2010	Nil(1)	Nil(2)	Nil
	175,000	$0.27	March 13, 2013	Nil(1)	Nil(2)	Nil

(1)

"In-the-money options" are calculated based on the difference between the market value of the Common Shares underlying the options at the end of the most recently completed financial year and the exercise price of the stock option. The last trading price of the Common Shares on the TSX- VE as of March 31, 2010 was $0.12 per share.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value vested or earned during the year ended March 31, 2010 in respect of incentive awards to the directors who were not Named Executive Officers:

Name	Option-based awards-Value vested during the year ($)(1)	Share-based awards-Value vested during the year ($)(2)	Non-equity incentive plan compensation-Value earned during the year ($)
Michael Reynolds	Nil	Nil	Nil
David Raffa	Nil	Nil	Nil

(1)

This amount is the aggregate dollar value that would have been realized if the options under the option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in the-money then a NIL value was assigned.

(2)	The Corporation has not granted any share-based awards.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of March 31, 2010:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,134,028	$0.24	274,027
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	1,134,028		Nil

For further information on the Company's equity compensation plans, refer to the heading "Confirmation of Fixed Stock Option Plan."

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as disclosed hereunder, none of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a)	the directors or senior officers of the Company at any time since the beginning of the last financial year of the Company;

(b)	the proposed nominees for election as a Director of the Company; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a Director or Executive Officer of the Company; (b) a Director or Executive Officer of a person or company that is itself an Informed Person or a subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company's financial statements for the financial year ended March 31, 2010, none of:

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a Director of the Company; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the last financial year of the Company or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ended March 31, 2010 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon and the Management Discussion and Analysis, were mailed to Shareholders of record on July 28, 2010. Copies of the Financial Statements, together with the Management Discussion and Analysis, Notice of Meeting, Information Circular and Proxy will be available from the Company by contacting the Corporate Secretary at Suite #1502 –543 Granville Street, Vancouver, British Columbia, V6C 1X7, (604) 604-697-0687 or by email at dmcdonald@pacificharbour.ca and are available under the Company's Sedar profile at www.sedar.com.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders or until his successor is duly elected, if his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a Director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. None of the current nominees are currently directors of the Company.

Name, Province and Country of Ordinary Residence and Positions Held with the Company	Principal Occupation(1)	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly(1)
PAUL MATYSEK Director West Vancouver, BC Canada	President and CEO of Potash One Inc.	Proposed	Nil
HON. JOHN D. REYNOLDS, P.C. Director Vancouver, BC Canada	Senior Strategic Advisor of Lang Michener LLP	Proposed	Nil
GREGG SEDUN Director Vancouver, BC Canada	President of Uracan Resources Ltd.; President of Global Vision Capital Corp., a private venture capital company	Proposed	Nil
STEVEN DEAN Director Vancouver, BC Canada	Investor	Proposed	Nil
MICHAEL REYNOLDS Walchwil, Switzerland Director	Businessman, Investment Advisor with Canaccord Capital from 1986 to 2005.	July 26, 2005	4,449,060
GORDON KEEP Vancouver, BC Canada Director	Executive Vice-President of Fiore Financial Corporation	Proposed	120,000

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees.

Paul Matysek: Paul Matysek is a recognized entrepreneur and strategist, specializing in developing resource-based companies from conception to production. He has over 35 years of exploration and development experience including holding several senior management and/or directorship positions with First Quantum Minerals Ltd., First Majestic Silver Corp. and Energy Metals Corp. Mr. Matysek currently holds directorships in Lithium One Inc. (Founder), Nevada Copper Corp. and Forsys Metals Corp.

Mr. Matysek presently serves as President and Chief Executive Officer of Potash One Inc., a leading junior potash developer in Canada. Over the past three years, Mr. Matysek, has built Potash One's Legacy Project in Saskatchewan from concept to feasibility and is destined to be the first green field potash production facility in over 40 years.

Prior to Potash One, Mr. Matysek was the CEO and President of Energy Metals Corporation, a uranium company traded on the New York Stock Exchange and the Toronto Stock Exchange. Energy Metals became one of the fastest growing companies in Canada in the two year period of 2005-2007, having grown from a market capitalization of only $10 million in 2004 to $1.8 billion when it was sold to a larger uranium producer in 2007.

Furthermore, Mr. Matysek has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties and has been involved in raising over $200-million for various exploration and development projects since 1999. He has a wealth of technical and financial expertise as well as over 25 years of international experience acquiring and developing resources.

Mr. Matysek is an experienced geochemist/geologist with a Bachelor of Science degree from the University of Toronto and a Masters of Science degree in Geology from the University of British Columbia.

Hon. John D. Reynolds, P.C.: Mr. John Reynolds has served as both an MLA in British Columbia from 1983 to 1991 and as a Member of Parliament in Ottawa, Ontario in 1972 to 1977 and then from 1997 to 2006. Prior to his recent retirement from Federal politics he was the Official Opposition House Leader for the Conservative Caucus. Previously he had been leader of the Opposition in the House of Commons. He is currently a Member of the Queen’s Privy Council for Canada and has been a Senior Strategic Advisor for the law firm Lang Michener LLP since March 2006. He currently sits on multiple boards of mineral exploration companies listed on the exchange, and has been the President of Gainey Consultants Inc., since January 2006.

Gregg J. Sedun: Mr. Sedun has had an extensive business career relating to mining, corporate finance and venture capital over a 27 year period. He was a partner in boutique law firms specializing in mining/corporate finance for approximately 14 years, ran a venture capital business for early stage companies for 11 years and was president and CEO of a producing diamond mining company for over 2 years. Mr. Sedun is currently an independent businessman with a particular focus on mining.

Steven Dean: Mr. Dean is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. He has extensive experience internationally in mining, most recently as President of Teck Cominco Limited until his retirement in July 2002. Mr. Dean is Chairman and a director of Amerigo Resources Ltd. and Spur Ventures both of which are listed on the Toronto Stock Exchange, and of Infinito Gold Ltd., whose shares are listed on the TSX Venture Exchange.

Michael Reynolds: Mr. Reynolds is the managing director of Swiss-based Aries Asset Advisors where he specializes in the establishment, organization and marketing of offshore hedge fund products. Prior to founding Aries, Mr. Reynolds was involved extensively in investment banking, corporate finance and institutional sales with Canaccord Capital Inc. During Mr. Reynolds 20 years with Canaccord he served as a key member of the Institutional Equities Group and raised over a billion dollars of capital for emerging companies in the field of life sciences, technology and mining.

Gordon Keep: Mr. Keep has extensive business experience in investment banking and creating public natural resource companies. Mr. Keep currently is Executive Vice-President of Fiore Financial Corporation, a private boutique merchant banking firm. He also serves as an officer and/or director for several natural resource companies. From January 2001 to July 2007, Mr. Keep was Managing Director of Corporate Finance at Endeavour Financial Corporation, September 1997 until March 2004, he was Senior Vice President and a director of Lions Gate Entertainment Corp., and from April 1987 until October 1997, he was Vice President, Corporate Finance in the Natural Resource group of Yorkton Securities Inc. He obtained his B.Sc. in Geological Science from Queen’s University in 1979 and his Master’s of Business Administration from the University of British Columbia in 1983 and is a Professional Geologist in the province of British Columbia.

Other than as set out below, none of the proposed nominees for Director have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets:

Mr. Matysek, was a director of Mandalay Resources Corporation when a cease trade order was issued against it on February 9, 2004 for failure to file material change reports, a technical report and quarterly and year-end reports in the form required under the Securities Act and the Rules (British Columbia). On January 4, 2005, the British Columbia Securities Commission revoked the cease trade order, as Mandalay Resources Corporation had filed the required documentation. A cease trade order was issued against Mandalay Resources Corporation on June 30, 2004 by the Alberta Stock Exchange for failure to file certain required financial information. On February 1, 2005, the cease trade order was revoked as the company had filed the required records. Mr. Matysek resigned as a director of Mandalay Resources Corporation on November 17, 2005.

Hon. John D. Reynolds P.C. was a director of CY Oriental Holdings Ltd. ("CY")when the Alberta Securities Commission issued a cease trade order against CY on October 3, 2008 for failure to file certain financial statements, related management discussion and analysis and certifications. The cease trade order remains in effect.

Other than as set out above, no proposed director (including any personal holding company of a proposed director), is:

(1)

as at the date of the Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(A)

was the subject of a cease trade order (including a management cease trade order which applies to directors or executive officers), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer; except as follows:

(B)

was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer;

(2)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(3)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(4)	has been subject to:

(A)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since March 31, 2000 or before March 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

(B)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company's audit committee and the other information required to be disclosed by Form 52-110F2 is attached to this Information Circular as Schedule "A".

APPOINTMENT AND REMUNERATION OF AUDITORS

Management recommends the re-appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors for the Company, to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors, and the persons named in the enclosed Proxy intend to vote in favour of such re-appointment. Dale Matheson Carr-Hilton Labonte LLP have been auditor of the Company since January 22, 2009.

The information required to be disclosed by National Instrument 58-101 Disclosure of Corporate Governance Practices is attached to this information circular as Schedule "A".

CORPORATE GOVERNANCE

The information required to be disclosed by National Instrument 58-101 Disclosure of Corporate Governance Practices is attached to this Information Circular as Schedule "B".

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of New Articles

The Company is seeking shareholder approval of a new form of Articles (the "New Articles") providing the Company with greater flexibility for future corporate activities.

The resolution approving the New Articles must be passed by not less than two-thirds of the votes cast by the shareholders present in person or by proxy at the Meeting.

Management believes the major changes from the existing Articles will be the removal of special rights and restrictions attaching to the common shares of the Company and set rights and restrictions attaching to the preferred shares of the Company.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)	the Corporation adopt the New Articles in substitution for the existing Articles of the Corporation;

(b)

any director or officer of the Corporation is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment; and

(c)

the board of directors of the Corporation is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders, as more particularly described in and subject to the restrictions described in the Corporation's information circular dated August 26, 2010."

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Corporation's records office.

Management recommends that shareholders vote for the approval of this special resolution. In order to pass a special resolution, at least two-thirds of the votes cast by holders of common shares, present in person or by proxy at the Meeting, must be voted in favour of the special resolution.

A copy of the New Articles are available for viewing up to the date of the Meeting at Suite #1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, and at the Meeting.

Proposed Alterations of Authorized Capital

The Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares and 100,000,000 preferred shares to an unlimited number of common shares and preferred shares, in each case without nominal or par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the number of shares of the Company authorized to be issued be increased to an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series, in each case without nominal or par value;

(b)	the Company's Notice of Articles be altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Form 11 - Notice of Alteration is filed with the Registrar of Companies (British Columbia).

Adoption of New Stock Option Plan

(a)

In 2002, the shareholders of the Company approved the Company's current fixed stock option Plan which provided that the Company could grant up to a maximum of 2,816,111 stock options. At the same time, the Company's common shares were consolidated on a 2:1 basis along with the stock option plan which then provided for the issuance of up to 1,408,055 options. The Company wishes to adopt a new stock option plan (the "New Plan") which will be a "rolling plan" which will allow for the issuance of a number of stock options as is equal to 10% of the number of issued and outstanding common shares of the Company at the time of grant. The New Plan reserves, for issue pursuant to stock options, a maximum number of common shares equal to 10% of the outstanding common shares of the Company from time to time, with no mandatory vesting provisions;

(b)

the number of common shares reserved for issue to any one person in any 12 month period under the New Plan may not exceed 5% of the outstanding common shares at the time of grant without Disinterested Shareholder Approval (as defined in Policy 4.4 of the Exchange);

(c)

the number of common shares reserved for issue to any Consultant (as defined by the Exchange) in any 12 month period under the New Plan may not exceed 2% of the outstanding common shares at the time of grant;

(d)

the aggregate number of common shares reserved for issue to any Employee (as defined by the Exchange) conducting Investor Relations Activities (as defined by the Exchange) in any 12 month period under the New Plan may not exceed 2% of the outstanding common shares at the time of grant;

(e)

the number of common shares issued to any one person within a 12 month period on the exercise of stock options may not exceed 5% of the outstanding common shares at the time of exercise without Disinterested Shareholder Approval;

(f)	the exercise price per common share for a stock option may not be less than the Discounted Market Price (as calculated pursuant to the policies of the Exchange);

(g)	stock options may have a term not exceeding ten (10) years;

(h)	there is no longer any requirement that stock options terminate within specified periods of the optionee ceasing to be a director, officer, employee or consultant of the Company;

(i)	stock options are non-assignable and non-transferable; and

(j)

the New Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

Management recommends, and the persons named in the enclosed form of proxy intend to vote in favour of, the approval of the New Plan.

Pursuant to the Board's authority to govern the implementation and administration of the Plan, all previously granted and outstanding stock options shall be governed by the provisions of the New Plan.

Other Matters

As of the date of this Circular, Management knows of no other matters to be acted upon at the Meeting other than those referred to in the Notice. However, should any other matters properly come before the Meeting, it is the intention of the persons in the accompanying form of proxy to vote on such matters in accordance with the nominee's best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company's Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Company by contacting the Corporate Secretary at Suite #1502 – 543 Granville Street, Vancouver, British Columbia, V6C 1X7, (604) 604-697-0687 or by email at dmcdonald@pacificharbour.ca and such documents will be sent by mail or electronically by email as may be specified at the time of the request.

DIRECTOR APPROVAL

The contents of this Information Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, this 26th day of August, 2010.

"Thomas Pressello"

Thomas Pressello
CEO, President & Director

SCHEDULE "A"

FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE

Item 1: The Audit Committee Charter

Purpose

The overall purpose of the Audit Committee (the "Committee") of Pacific Harbour Capital Ltd. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information. It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Company's Management to ensure that the independent auditors serve the interests of Shareholders rather than the interests of Management of the Company. The Committee will act as a liaison to provide better communication between the Board and the external auditors. The Committee will monitor the independence and performance of the Company's independent auditors.

Composition, Procedures and Organization

1.	The Committee shall consist of at least three members of the Board of Directors (the "Board").

2.

At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members' independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

5.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

7.	Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)	management representatives may be invited to attend all meetings except private sessions with the external auditors.

8.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles and Responsibilities

1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)	review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company's financial and auditing personnel;

(iv)	co-operation received from the Company's personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.	The Committee is also charged with the responsibility to:

(a)	review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to Shareholders;

(ii)	the annual information form, if required;

(iii)	annual and interim MD&A;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company's financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company's financial statements;

(f)	review the minutes of any audit committee meeting of subsidiary companies, if any;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the Company's financial statements;

(h)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

5.	The Committee shall have the authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee; and

(c)	to communicate directly with the internal and external auditors.

Item 2: Composition Of The Audit Committee

The members of the Audit Committee for the ensuing year will be determined by the Board, following election at the meeting. A member of the audit committee is considered financially literate if the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. A member of the audit committee is considered independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of the directors, reasonably interfere with the exercise of a member's independent judgment.

In accordance with the Company's Audit Committee Charter and Corporate Governance practices, all members of the Audit Committee will be financially literate and no less than a majority will be independent.

Item 3: Relevant Education And Experience

The directors which are appointed as members of the Audit Committee have acted as directors or officers of various public companiesproviding them with the experience relevant to their performance of their responsibilities as Audit Committee members. Any director that is appointed as a member will have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.

Item 4: Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor (currently, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants) not adopted by the Board.

Item 5: Reliance On Certain Exemptions

During the most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of the Instrument. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of all the non-audit services not pre-approved is reasonably expected to be no more than 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided, the Company did not recognize the services as non-audit services at the time of engagement, and the services are promptly brought to the attention of the audit committee and approved prior to the completion of the audit by the audit committee. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of the Instrument, in whole or in part.

Item 6: Pre-Approval Policies And Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 7: External Auditor Service Fees (By Category)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

	FYE 2009	FYE 2010
Audit fees for the year ended	$15,000	$15,000
Audit related fees	0	0
Tax fees	0	0
All other fees (non-tax)	0	0
Total Fees:	$15,000	$15,000

Item 8: Exemption

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

SCHEDULE "B"

FORM 58-101F2
CORPORATE GOVERNANCE DISCLOSURE
(VENTURE ISSUERS)

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows.

Item 1: Board Of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company's management through frequent meetings of the Board.

  Mr. Paul Matysek, is currently considered "independent".

  Mr. Steven Dean, is currently considered "independent".

  Hon. John D. Reynolds, P.C. is currently considered "independent".

  Mr. Gregg Sedun is currently considered "independent".

  Mr. Michael Reynolds is currently considered "independent".

  Mr. Gordon Keep is currently considered "independent".

Following election of the Board at the Meeting certain members of the Board may be appointed as officers of the Company or otherwise provide services to the Company in a material relationship.

A material relationship is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

In the event that a director is appointed as an officer of the Company or does have a material relationship that director would no longer be considered independent. Consistent with the Company's Corporate Governance practices, the Board shall at all times consist of not less than two (2) directors who are independent.

Item 2: Directorships

The directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer	Term
Paul Matysek	Dundarave Resources Inc. Nevada Copper Corp. Forsys Metals Corp. Wealth Minerals Ltd. Wolverine Minerals Corp EMC Metals Corp. Lithium One Inc. Harvest One Capital Inc.	July 2002 to present May 2008 to present October 2007 to present October 2007 to present August 2006 to present March 2009 to present July, 2009 to present August 2009 to present
Steven Dean	Amerigo Resources Ltd. Infinito Gold Ltd. Spur Ventures Inc.	June 2003 to present May 2007 to present June 2003 to present
John D. Reynolds	AgriMarine Holdings Inc. Astur Gold Corp. Calibre Mining Corp.	April 2009 to present February 2010 to present March 2005 to present

Name of Director	Name of Reporting Issuer	Term
	Carbon Friendly Solutions Inc. Catalyst Copper Corp. Cathay Forest Products Corp. Eacom Timber Corporation Encanto Potash Corp. Kinetex Resources Corporation Rusoro Mining Ltd. Terrane Metals Corp.	July 2009 to present July 2008 to present June 2008 to present August 2009 to present December 2008 to present August 2009 to present November 2006 to present July 2006 to present
Gregg Sedun	ERA Carbon Offsets Ltd. Uracan Resources Ltd. Goldgroup Mining Inc. Fletcher Nickel Inc. Geovic Mining Corp.	February 2006 to present May 2006 to present April 2010 to present February 2009 to present December 2006 to present
Michael Reynolds	New Guinea Gold	August 2010 to present
Gordon Keep	Cannon Point Resources Ltd.
Catalyst Copper Corp.
Eastern Platinum Limited 3
Encanto Potash Corp.
Etruscan Resources Inc.
Flagship Industries Inc.
International LMM Ventures Corp.
Peregrine Diamonds Ltd.
Peregrine Metals Ltd.
Petromanas Energy Inc.
Prescient Neuropharma Inc.
Rusoro Mining Ltd.
Sky Ridge Resources Ltd.
Uracan Resources Ltd.
Westward Explorations Ltd.	July 2009 to present
April 2008 to present
November 2003 to present
December 2008 to present
October 2009 to present
July 2007 to present
December 2009 to present
February 2005 to present
June 2009 to present
August 2010 to present
July 2007 to present
July 2006 to present
December 2007 to present
November 2003 to present
May 2008 to present

Item 3. Orientation And Continuing Education

The Board of Directors of the Company does not currently have formal procedures or a program for the orientation of new board members, or for the continuing education of board members. Inquiries are handled by the Board on a case by case basis with outside consultation, if required.

Item 4: Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

Item 5: Nomination Of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

Item 6: Compensation

The Board of Directors intends to conduct a review with regard to directors' compensation and thereafter review such compensation once a year. To make its recommendation on directors' compensation, the Board of Directors will take into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

Item 7: Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Item 8: Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.